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                     April 27, 2023

       Jimmi Sue Smith
       Chief Financial Officer
       Koppers Holdings Inc.
       436 Seventh Avenue
       Pittsburgh, PA 15219

                                                        Re: Koppers Holdings
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 1-32737

       Dear Jimmi Sue Smith:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing